Announcement to the Market Related-Party Transaction Itaú Unibanco Holding S.A. (the “Company”), in compliance with the provisions in Annex F to CVM Resolution No. 80/22, announces to its stockholders and the market in general the following related-party transaction: Parties: Itaú Corretora de Seguros S.A. (“Itaú Corretora”) and Porto Seguro Atendimento Ltda. (“Porto Atendimento”). Relationship with the Company: The Itaú Corretora is controlled by the Company, while Porto Atendimento is controlled by Porto Seguro S.A., which is an affiliate of the Company. Subject matter and main terms and conditions of the transaction: Service agreement for call center operations provided by Porto Atendimento to support the sale of real estate and vehicles insurance products marketed by Itaú Corretora, as well as post-sale services, including insurance policy amendments, cancellations, and renewals. The agreement, executed on February 23, 2018, provides for monthly remuneration and has reached BRL 50 million, triggering its disclosure as stipulated in Article 1, I, (a) of Annex F to CVM Resolution 80/22. Detailed justification of the reasons why the Company’s management considers that the transaction was carried out under commutative conditions or provides for proper compensation: Several companies within the Itaú Unibanco Conglomerate engage call center services, including from third-party providers that are not related parties. In the case of Itaú Corretora, Porto Atendimento was selected for this purpose due to its proven expertise in the field, reflected in mature processes, high operational efficiency, and consistent results. This experience ensures accuracy in customer interactions, enhances sales volume, and mitigates operational risks, while maintaining quality standards aligned with market best practices. The service provided by Porto Atendimento is formalized through a service agreement, in compliance with the rules set forth in the Company’s Related Party Transactions Policy, including approval by the Related Parties Committee, which is composed entirely of the Company’s independent board members. Any participation of the counterparty, its partners or management members in the Company’s decision-making process with respect to the transaction or negotiation of the transaction as representatives of the Company, describing this participation: Not applicable. São Paulo (SP), January 05, 2026. Gustavo Lopes Rodrigues Investor Relations Officer